Exhibit 3.221

FILED May 24, 1994

State of Rhode Island and Providence Plantations

Office of the Secretary of State

Corporations Division

Business Corporation

Original Articles of Incorporation

The undersigned acting as Incorporator of a corporation under Chapter 7-1.1 of the General Laws, 1956, as amended, adopt(s) the following Articles of Incorporation for such corporation:

First. The name of the corporation is COHOES FASHIONS OF CRANSTON, INC.

Second. The period of its duration is Perpetual.

Third. The purpose or purposes for which the corporation is organized are:

The operation of men’s, women’s, and children’s clothing stores specializing in leather and suede jackets, pants, coats, boots, moccasins, belts, leather hides, purses, hats, furs, bags, gloves, vests, novelties, accessories, and related services.

Fourth. The aggregate number of shares which the corporation shall have authority to issue is:

(a) if only one class: Total number of shares one thousand, all of which are of a par value of

(If the authorized shares are to consist of one class only, state the par value of such shares or a statement that all of such shares are to be without par value).

one dollar each, and all of which are one class and are of common shares.

or

(b) If more than one class; total number of share

(State (A) the number of shares of each class thereof that are to have a par value and the par value of each share of each such class, and/or (B) the number of such shares that are to be without par value, and (C) a statement of all or any of the designations and the powers, preferences and rights, including voting rights, and the qualifications, limitations or restrictions thereof, which are permitted by the provisions of title 7 of the General Laws in respect of any class or classes of stock of the corporation and the fixing of which by the articles of association is desired, and an express grant of such authority as it may then be desired to grant to the board of directors to fix by vote or votes any thereof that may be desired but which shall not be fixed by the articles.)

Fifth. Provisions (if any) dealing with the preemptive right of shareholders pursuant to section 7-1.1-24 of the General Laws, 1956, as amended: None

Sixth. Provisions (if any) for the regulation of the internal affairs of the corporation: none

Seventh. The address of the initial registered office of the corporation is Suite 900, 170 Westminster Street, Providence 02903 and the name of its initial registered agent at such address is The Prentice-Hall Corporation System, Inc., by Paul S. Allersmeyer, Vice President.

Eighth. The number of directors constituting the initial board of directors of the corporation is three and the names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and shall quality are:

Monroe Milstein	1830 Route 130, Burlington, NJ 08016
Henrietta Milstein	1830 Route 130, Burlington, NJ 08016
Andrew Milstein	1830 Route 130, Burlington, NJ 08016

Ninth. The name and address of each incorporator is:

Athena Amaxas	15 Columbus Circle
New York, New York 10023-7773

Tenth. Date when corporate existence to begin (not more than 30 days after filing of these articles of incorporation): upon the organization of the corporation.

Dated May 16, 1994

/s/ Athena Amaxas

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